UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
PART I – REGISTRANT INFORMATION
The Beauty Health Company
Full Name of Registrant
N/A
Former Name if Applicable
2165 Spring Street
Address of Principal Executive Office (Street and Number)
Long Beach, CA 90806
City, State and Zip Code
PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attached extra Sheets if Needed)
The Beauty Health Company (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2023 (the “Annual Report”) by February 29, 2024. Additional time is required for the Company to prepare the Form 10-K and complete its customary closing process and review accounting procedures for the year ended December 31, 2023.

The Company expects to file the Annual Report within the extension period of fifteen calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Michael Monahan	800	603-4996
	(Name)	(Area code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a significant change in the results of operations for the fourth quarter of 2023 from the corresponding period, and expects to meet or exceed the annual net sales and adjusted EBITDA guidance provided on November 13, 2023 for net sales in the range of $385 million to $400 million and adjusted EBITDA margin of 5% to 6%.

Net sales for the fourth quarter of 2023 are expected to decline slightly to the corresponding period in the last fiscal year. Gross profit and gross margin for the fourth quarter of 2023 are expected to decrease significantly as compared to the prior year, with an expected fourth quarter gross profit range of approximately $44 million to $47 million and fourth quarter gross margin range of approximately 46% to 49%. Expected gross profit includes the impact of higher product and warranty costs, inventory related charges, and an incremental charge of approximately $2 million associated with the previously announced Syndeo Program. Operating expenses for the fourth quarter of 2023 are expected to decline approximately $5 million year over year.

All financial results stated in this Notification of Late Filing on Form 12b-25 (“Form 12b-25”) as of and for the year ended December 31, 2023 are preliminary, are based upon estimates which the Company believes are reasonable, are unaudited by the Company’s independent registered public accounting firm, and may be subject to change after the completion of the year-end reporting process and will not be final until the Company files its audited financial statements in its Annual Report. Accordingly, undue reliance should not be placed on this preliminary data.

Non-GAAP Financial Measures
In addition to results determined in accordance with accounting principles generally accepted in the United States of America ("GAAP"), management utilizes certain non-GAAP financial measures such as adjusted EBITDA for purposes of evaluating ongoing operations and for internal planning and forecasting purposes.

Management believes that these non-GAAP financial measures, when reviewed collectively with the Company’s GAAP financial information, provide useful supplemental information to investors in assessing the Company's operating performance. These non-GAAP financial measures should not be considered as an alternative to GAAP financial information or as an indication of operating performance or any other measure of performance derived in accordance with GAAP, and may not provide information that is directly comparable to that provided by other companies in its industry, as these other companies may calculate non-GAAP financial measures differently, particularly related to unusual items.

Adjusted EBITDA is calculated as net (loss) income excluding the effects of expense (benefit) for income taxes; depreciation expense; amortization expense; stock-based compensation expense; interest expense; interest income; other expense (income), net; change in fair value of warrant liability; foreign currency (gain) loss, net; loss on disposal of assets; transaction related costs; write-off of discontinued, excess and obsolete product; litigation related costs; Syndeo Program; Syndeo product optimization logistics and service costs; and severance, restructuring and other.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward-looking statements, including, without limitation, statements regarding the anticipated timing of the filing of the Annual Report and the Company’s expected results for the fourth quarter and full year ending December 31, 2023. These forward-looking statements are based on our current assumptions, expectations, and beliefs and involve substantial risks and uncertainties that may cause results, performance, or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the finalization of the Company’s financial statements for the year ended December 31, 2023. All forward-looking statements in this Form 12b-25 are based on information currently available to the Company and speak only as of the date of this Form 12b-25. The Company assumes no obligation to, and expressly disclaims any responsibility to, update or alter these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

The Beauty Health Company
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 29, 2024	By:	/s/ Michael Monahan
Michael Monahan
Chief Financial Officer